EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Class Action

On February 5, 2017, the Company received a claim together with a class action certification motion which had been filed against the Company with the Lod Central District Court by a customer of the Company.

The motion alleges that the Company was charging a portion of its customers for “anti-virus services” when it did not actually provide them with such service, and that it began charging for such service upon executing the agreement with customers and not as of the actual provision of the service. Accordingly, the petitioner seeks to require the Company to compensate customers of the Company who purchased the service and did not actually receive it for damages they were caused, including reimbursement of the amounts charged for such service.

The petitioner does not indicate a precise amount of the collective damage claimed, but notes that in his estimation, the damage totals tens of millions of shekels.

The Company is studying the motion and it is unable to evaluate its likelihood of success at the present stage.